July 7, 2016

BY EDGAR

Mr. Coy Garrison
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

RE:	Ladder Capital Corp
Form 10-K for the fiscal year ended December 31, 2015
Filed March 7, 2016
File No. 001-36299

Dear Mr. Garrison:

Ladder Capital Corp, a Delaware corporation (the “Company”), hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 23, 2016 (the “Comment Letter”) in relation to the above-referenced filing.

Set forth below in this letter is the Company’s response to the comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated the Staff’s comments in this letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced filing.

Liquidity and Capital Resources, page 90

1.
We note your disclosure on pages 92-93 that for your repurchase agreements, you often borrow at a lower percentage of the collateral asset’s value than the maximum. In future Exchange Act periodic filings please disclose the period end weighted average haircut for your repurchase agreements and discuss any material trends in such haircuts.

Response: Commencing with the Company’s Form 10-Q for the quarter ended June 30, 2016, the Company will disclose the period end weighted average haircut for its repurchase agreements and discuss any material trends in such haircuts.

U.S. Securities and Exchange Commission
Mr. Coy Garrison
July 7, 2016

2.
We note your disclosure on pages 92-93 and 164-66 regarding your repurchase agreements. In future Exchange Act periodic filings please revise your disclosure to identify any repurchase agreement counterparty holding collateral in excess of 5% of stockholder’s equity.

Response: Commencing with the Company’s Form 10-Q for the quarter ended June 30, 2016, the Company will revise its disclosure to identify any repurchase agreement counterparty holding collateral that exceeded the amounts borrowed under the related repurchase agreements in excess of 5% of stockholders equity.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

Please contact the undersigned at 212-715-3170 should you require further information or have any questions.

Very truly yours,

/s/ MARC FOX

Marc Fox
Chief Financial Officer
Ladder Capital Corp